                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For                REPORT TO SHAREHOLDERS, FIRST QUARTER 2002
    ---------------------------------------------------------------------------


         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
         --------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
               ---------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                    Form 40-F    X
          ------                        ------

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.   Report to Shareholders, First Quarter 2002

                            REPORT TO SHAREHOLDERS

FIRST QUARTER
2 0 0 2

[GRAPHIC HERE]

                                    PRINT
                              PART OF YOUR LIFE

[QUEBECOR WORLD LOGO]

QUEBECOR WORLD INC.
FINANCIAL HIGHLIGHTS

Periods ended March 31
(In millions of US dollars, except per share amounts)
(Unaudited)

                                                   Three months
-------------------------------------------------------------------------------
                                               2002         2001        Change
-------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                   $ 1,459.2      $ 1,576.7        (7)%
Operating income before amortization           189.7          219.2       (13)%
Operating income                               106.8          136.4       (22)%
Net income*                                     46.0           42.5         8 %
Cash used by operating activities              (27.0)        (153.5)
Free cash flow from operations**               (80.1)        (218.6)
Operating margin before amortization            13.0%          13.9%
Operating margin                                 7.3%           8.7%
-------------------------------------------------------------------------------
SEGMENTED INFORMATION
REVENUES
     North America                         $ 1,201.0      $ 1,315.6        (9)%
     Europe                                    211.8          227.1        (7)%
     Latin America                              46.7           34.2        37 %

OPERATING INCOME
North America                              $   107.5      $   125.0       (14)%
Europe                                           5.3           12.8       (59)%
Latin America                                    2.3            1.9        21 %

OPERATING MARGINS
North America                                    9.0%           9.5%
Europe                                           2.5%           5.6%
Latin America                                    4.9%           5.6%
-------------------------------------------------------------------------------
FINANCIAL POSITION
Working capital                            $  (127.1)     $   189.9
Total assets                                 6,238.8        6,438.3
Long-term debt (including convertible notes) 2,210.8        2,333.7
Shareholders' equity                         2,456.1        2,560.2
Debt-to-capitalization                         47:53          48:52
-------------------------------------------------------------------------------
PER SHARE DATA
Earnings*
     Basic                                  $   0.28      $    0.27         4 %
     Diluted                                $   0.28      $    0.27         4 %
Dividends on equity shares                  $   0.12      $    0.10        20 %
Book value                                  $  14.25      $   15.32        (7)%
-------------------------------------------------------------------------------

 * Effective January 1, 2002, net income and earnings per share reflect the new accounting policy adopted by the Company under which goodwill is no longer amortized.
 **Cash provided from operating activities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

MESSAGE TO SHAREHOLDERS

As we began 2002, our main objective was to position Quebecor World to take full advantage of an eventual turnaround in the economy by reducing costs and adding to our operating leverage. The centerpiece of this strategy is our restructuring initiative announced in October. Although not scheduled to be completed until the end of the third quarter, we are pleased to report the plan is already beginning to be reflected in the Company's financial results. Net income for the quarter increased by 8% to $46 million compared to $43 million last year, even though revenues were down 7% due to continued weakness in the global advertising market. Although our revenues were lower compared to the same period in 2001, we continue to deliver leading margins from the highest-quality manufacturing platform in the industry.

The restructuring is focused primarily in North America, which accounts for some 80% of our revenues. The plan which reduces capacity by approximately 1%, will achieve new levels of efficiency by redeploying assets into larger more specialized facilities allowing us to expand the margin gap between ourselves and the competition. To-date, 10 facility closures have been either announced or completed. The North American Product Groups that have largely completed their planned plant closures and staff reductions are showing improved margins versus last year.

             CUSTOMER GAINS

O BRYLANE                CATALOG, PREMEDIA, LOGISTICS
O CIRCUIT CITY           CATALOG, RETAIL
O COMPUSA                CATALOG, RETAIL
O VICTORIA'S SECRET      CATALOG, PREMEDIA, LOGISTICS
O SAM'S CLUB             COMMERCIAL
O COLUMBIA HOUSE         COMMERCIAL
O CHRYSLER               COMMERCIAL, MAGAZINE
O FIRST USA              COMMERCIAL, LOGISTICS
O KOHL'S                 RETAIL
O SIMON & SCHUSTER       BOOK
O MICROSOFT PRESS        BOOK
O TIME INC.              MAGAZINE
O FORBES                 MAGAZINE, PRE-MEDIA

As the world's leading full-service commercial print media company, Quebecor World is also benefiting from new customer wins and renewals. Of the top four transactions in the U.S. print market in 2001, Quebecor World was the recipient of all four. This included contracts with such important customers as Brylane, Circuit City, CompUSA, and Victoria's Secret. New contracts combined with renewed agreements will continue to provide benefits to all of our product groups, including our logistics and our pre-media businesses.

The Retail Group performed particularly well in the first quarter, with revenues increasing 14%. This was due to added revenues from last year's acquisition of Retail Printing Corp and organic growth resulting from customer gains in 2001. This is one more indication that even in an uncertain economic environment, retailers are using insert promotions to drive traffic into their stores. Our Book business held up quite well, with a solid improvement in the trade business and continuing strength in the educational market. As well, our Catalog business had a reasonable quarter considering the current market conditions, supported by new customer business sold last year. For Magazines, the advertising market continues to be very challenging. Even the strongest publishers, which account for a high proportion of our magazine business, had first-quarter volume decreases. However, our ability to serve this market efficiently has been greatly supported by the cost reductions of our restructuring plan.

While magazine advertising pages in North America continued to be down year over year for the first quarter, recent figures for March show an improving trend and we are hopeful this will lead to an upturn in the third or fourth quarter of 2002.

EUROPEAN OPERATIONS UNDERGOING COST REDUCTIONS

Quebecor World's European revenues declined 7% compared to the same period in 2001 with the majority of the decrease attributed to France. The Company is implementing a cost reduction program. But there were also contract wins in our European platform most notably in Spain where Quebecor World signed its first European directory contract with Telefonica de Espana to provide approximately one-third of the telephone directories in Spain.

 "Increasingly, customers are finding value in the IQW offering as they work to improve their own businesses."

LATIN AMERICAN BUSINESS IS BOOMING

Quebecor World Latin American continues to grow with revenues increasing 37% in the first quarter. Our business continues to grow particularly in our leading directory and book platforms. The Company recently signed a directory contract with Telefonica, owned by Telefonica de Espana, to serve customers in Peru, Argentina and Brazil. QW Latin America now prints 58 billion directory pages a year for eight Latin American countries. These are approximately twice as many pages as Quebecor World prints in all of Canada.

     LATIN AMERICA: BOOKS
CONTRACTS             COUNTRY
---------             -------
EDITORIAL ESTRADA     ARGENTINA
ZAMORA                COLOMBIA
AZ EDITORA            ARGENTINA
REZZA                 MEXICO
EDITORA MELHORAMENTOS BRAZIL

Quebecor World has also signed book contracts with several leading Latin American publishers including Editorial Estrada and AZ Editora in Argentina, Zamora Ediciones S.A. in Colombia, Rezza Editores S.A. de C.V. in Mexico and Editora Melhoramentos in Brazil. The combined value of the contracts is approximately $100 million over the life of the contracts. All are long-term contracts of more than three years, a significant accomplishment for Quebecor World given that book publishers have historically chosen to award short-term contracts.

[GRAPHIC HERE]

CHANGE IN ACCOUNTING POLICY

On January 1, 2002, Quebecor World adopted the new accounting recommendations relating to goodwill. Goodwill is no longer amortized to the earnings statement and is tested for impairment annually. After an extensive review of Quebecor World's goodwill, as of the date of adoption, it has been determined there is no impairment and therefore no financial adjustment required.

Quebecor World is a company that has been built through acquisition, more than 85 during the last ten years. While we are looking at opportunities in all our geographies, it is difficult to fully assess value in this market. Unlike many other companies, our goodwill has been determined to be fairly valued. This demonstrates that we buy when the price is right. This will continue to be our strategy going forward.


COMPLETION OF HACHETTE DEAL

On March 12, 2002, Quebecor World completed the acquisition of the European printing assets of Hachette Filipacchi Medias for a total consideration of $71 million. These assets consist of printing, binding and logistics facilities in France and a gravure plant in Belgium.

Hachette Filipacchi Medias is one of the world's top publishers and as part of the transaction, has entered into a long-term agreement with Quebecor World to print most of their long run publications in France. The value is estimated to be $400 million over the term of the contract. The contract also provides Quebecor World the right of first refusal on Hachette publications it doesn't already print and the right of first refusal on new publications in Europe.


BOARD OF DIRECTORS

At its meeting on April 25th, the Board of Directors of the Corporation appointed a new director, Michel Desbiens. Mr. Desbiens has had a distinguished career in the pulp and paper industry. From 1985 to 1992, he served as Vice President, General Manager of the Fine Paper Division of Domtar. Afterwards, he moved to Donohue Inc., ultimately assuming the role of President and CEO until 2000 when he became Chairman of Abitibi Consolidated. Since leaving Abitibi, Mr. Desbiens has acted as a consultant to the pulp and paper industry. Mr. Desbiens

  "IQW can take the place of what used to be many vendor relationship, and can work with the customers to integrate their processes worldwide."

has served on the board of Abitibi Consolidated and Quebecor Inc. He is also a director of two private companies, Barrette Chapais, a plastics concern and U.S. Fence, a lumber company.

DIVIDENDS

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.43125 on Series 5 Preferred Shares. The dividends are payable on June 1, 2002 to shareholders of record at the close of business May 16, 2002.


OUTLOOK

The current focus of management is to complete the restructuring plan to improve efficiency and to improve the Company's financial condition through the reduction of bank borrowings. Through these initiatives, Quebecor World will be poised to grow both in terms of revenues and margins, once market conditions return to normal levels.

While there are definite signs that the global economy is recovering, management is taking a conservative view and emphasizes that print markets are weak. However, we believe that we've seen the low point in terms of volume decreases. Clearly, we were on target last October when we decided to take advantage of the slower market conditions to implement our restructuring plan. This plan, which we expect to be substantially completed by the end of the third quarter, is expected to deliver $45 million in cost savings for 2002. These efficiencies are particularly important in helping us grow in today's competitive environment and will add significantly to our operating leverage when market demand and advertising spending improve.

[SIGNATURE]                                      [SIGNATURE]

THE RIGHT HONOURABLE                             CHARLES G. CAVELL
BRIAN MULRONEY                                   President and Chief
Chairman of the Board                            Executive Officer
Montreal, Canada, May 2002


                                [GRAPHICs HERE]

                             BREAKDOWN OF REVENUES
                               FIRST QUARTER 2002


Latin America    3%                      Latin America          3%
Europe          15%                      Europe                15%
North America   82%                      Retail                17%
                                         Book                   9%
BY GEOGRAPHIC SEGMENT                    Commercial & Direct   13%
                                         Magazines & Catalog   28%
                                         Directory              7%
                                         Other revenues         8%

                                         BY BUSINESS GROUPS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quebecor World is the largest commercial print media services company in the world. We are the market-leader in most of our product categories and geographies. This market leading position has been built through a combination of successfully integrated acquisitions, investment in key strategic technologies and a commitment to building long-term partnerships with the world's leading print media customers.

We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Belgium, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

On January 1, 2002, we adopted the new Handbook Section 3062 of the Canadian Institute of Chartered Accountants, GOODWILL AND OTHER INTANGIBLE ASSETS. Under this Section, goodwill is no longer amortized to the earnings statements and is tested for impairment annually. We conducted the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.


QUARTER IN REVIEW

The print media industry ended a difficult 2001 facing dramatic declines in magazine advertising pages, when compared to a record year 2000. The first quarter 2002 has seen continued erosion in our revenue base as advertising spending has continued to fall. (See Figure 1).

FIGURE 1

   MAGAZINE ADVERTISING PAGES - PERCENTAGE CHANGE MONTHLY VS 2000

Jan 01  -0.9%
Feb     -9.8%
Mar     -7.9%
Apr     -9.3%
May    -16.8%
Jun    -18.4%
Jul    -17.2%
Aug    -12.3%
Sep     -9.9%
Oct    -16.7%
Nov    -17.5%
Dec    -19.3%
Jan 02 -18.4%
Feb    -22.9%
Mar    -14.6%

Souce: Publishers Information Bureau (PIB)

Revenue was $1,459 million, $118 million lower than 2001. The Company is taking advantage of this reduced capacity utilization to execute its restructuring initiatives and should realize cost reductions earlier than planned. The benefits of these cost reductions will become increasingly apparent in future quarters.

Operating margins have continued to decline as overall capacity utilization decreases. It is not expected to recover substantially until advertising markets recover. This recovery is expected to occur in the third quarter of the year.

Our North American business has performed in line with expectations, in a difficult market place. Demand continued to show weakness throughout the quarter, but proactive cost containment initiatives ensured operating income was above guidance targets established in the Fall 2001.

Our European business excluding France performed well, in markets showing significant declines in advertising revenue. Our French business suffered from an 8% fall in revenue, as German printers aggressively priced surplus capacity, drawing volumes from the rest of Europe.

Our Latin American business continued to show strong growth, as new contracts increased revenues as well as operating income. Our facility in Recife, Brazil is experiencing some startup problems, but our new Mexican facility performed strongly in the quarter.

Financial expenses decreased by $9 million to $46 million in 2002, a 16% improvement. This reduction in interest is a result of lower interest rates on long-term debt and the securitization program as well as management's commitment to reduce debt and strengthen the Company's balance sheet.

The effective tax rate was 24.0%, compared to 27.8% in 2001. The effective tax rate, before restructuring and other special charges, was 23.4% for the full year 2001.

Net income was $46 million, $3.5 million or 8% higher than 2001. Earnings per share for the first quarter was $0.28, a 4% increase compared to $0.27 last year.


RESTRUCTURING INITIATIVES

The restructuring initiatives announced in 2001 have progressed ahead of schedule.

FIGURE 2

2001 RESTRUCTURING INITIATIVES - PROGRESS REPORT


Key Projects                  Status             Completion Date
----------------------------------------------------------------
Metairie                      closed             2nd Quarter
Oklahoma City                 closed             2nd Quarter
Eagle                         closed             2nd Quarter
Chicago Wessel                closed             2nd Quarter
Sayers                        announced          3rd Quarter
Oakwood                       announced          3rd Quarter
Orlando Litho                 closed             completed
Arlington Heights             closed             2nd Quarter
Hawkins                       closed             3rd Quarter
Buenos Aires                  closed             3rd Quarter
Other Projects               --                  3rd Quarter
----------------------------------------------------------------

More than 2,000 employee positions have been eliminated as a result of restructuring initiatives implemented to date. As shown in figure 2, 10 facilities have been closed or their closure announced, and more than 20 pieces of equipment have been successfully relocated. The cash costs incurred as at March 31, 2002 are as follows:

FIGURE 3

               RESTRUCTURING INITIATIVES - CASH COSTS ($ MILLIONS)

                       Restructuring        Other Special            Total
                          Charges              Charges
                     ---------------------------------------------------------
Balances as
  at Dec. 31, 2001        $ 98.5                $ 9.0                $107.5
Utilized in the
  first Quarter 2002       (15.2)                (3.3)                (18.5)
Balance as at
  March 31, 2002          $ 83.3                $ 5.7                $ 89.0

The above cash costs do not reflect the progress of the restructuring due to trailing severance payments, future lease payments and other delayed exit costs.

Management expects that the planned restructuring will be substantially completed by September 2002.

LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL POSITION

Free Cash Flow for the first quarter showed an outflow of $80 million, a $139 million improvement compared to the same period for 2001. This significantly improved cash flow was net of cash used in implementing the restructuring initiatives announced last year of $18.5 million. This improvement in a difficult economic environment underlines management's commitment to reducing debt levels, and strengthening the balance sheet in preparation for future growth opportunities.

In March 2002, we acquired European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in Europe. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This investment complements our European Gravure platform, and comes with a $400 million (exclusive of paper) long-term printing contract for Hachette's magazines in Europe. The purchase price, including assumption of long-term debt net of cash and cash equivalents, increased our long-term debt by $70.7 million.

FIGURE 4


                    E2G - NET ASSETS ACQUIRED AT FAIR VALUE

Assets acquired
  Cash and cash equivalents                     $  7.5
  Non-cash operating working capital               1.7
  Property, plant and equipment                   82.1

Liabilities assumed:
  Long-term debt                                  55.5
  Other liabilities                                5.7
  Deferred income taxes                            7.4
                                                ------
Net assets acquired                             $ 22.7
                                                ======
Consideration:
  Cash                                          $  3.3
  Purchase price balance                          19.4
                                                ------
                                                $ 22.7
                                                ======


As at December 31, 2001, we had committed to repurchase, under the Normal Course Issuer Bid announced on April 6, 2001, a total of 148,500 Subordinate Voting Shares. The settlement of this commitment took place in January 2002, for a net cash consideration of Cdn$5.2 million ($3.5 million), at an average cost per share of Cdn$35.28 ($23.89). A total of 3,692,200 Subordinate Voting Shares, at an average cost per share of Cdn$40.36 ($27.54), were repurchased under the program which expired on April 5, 2002.

Debt levels continue to fall, with outstanding debt as at March 31, 2002, showing a $125 million improvement over the same date of March 2001. The debt to capitalization ratio also improved to 47:53 compared to 48:52 in 2001.

Following recent announcements by the Securities and Exchange Commission, we decided to provide details of contractual cash obligations for the remainder of 2002 and future years. As shown in figure 5, average annual cash obligations over the next three years represent approximately 10% of the 2001 EBITDA before restructuring and other charges.

FIGURE 5

                   CONTRACTUAL CASH OBLIGATIONS ($ MILLIONS)

                       Remaining of                                    2007 and
                           2002       2003    2004     2005    2006    thereafter
---------------------------------------------------------------------------------
Long-term Debt and
  convertible notes          1         4      26       --      250       1,798
Capital Leases              43        23      21       12        9          23
Operating Leases            59        73      60       64       46          95
---------------------------------------------------------------------------------
Total Contractual
  Cash Obligations         103       100     107       76      305       1,916
---------------------------------------------------------------------------------


We invested $47 million in capital projects during the first quarter of 2002. These capital expenditures were focused on implementing the various restructuring initiatives together with customer driven projects as well as projects initiated under the Quebecor World Employee Suggestion Team program designed to reduce costs and improve efficiency.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates and foreign exchange rates. However, we manage the interest rate exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements to manage this exposure.

We have also entered into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counter parties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counter parties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at March 31, 2002, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared using the same accounting policies described in the Company's latest Annual Report with the exception of the following items.

In August 2001, the Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps as explained in note 2 of the quarterly consolidated financial statements.

We have adopted Section 3062 effective January 1, 2002. As of the date of adoption, we had unamortized goodwill of approximately $2.5 billion. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment. The impact of that change is presented in note 2 of the quarterly consolidated financial statements.

In November 2001, the CICA approved the modification of Section 1650 of the CICA handbook, FOREIGN CURRENCY TRANSLATION, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, we adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at March 31, 2002.

Effective January 1, 2002 we adopted the new recommendations of CICA Handbook
Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value.

As permitted by Section 3870, we have chosen to continue our existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.




[SIGNATURE HERE]

MICHAEL YOUNG
Senior Vice President,
Financial Operations and Control

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended March 31
(In millions of US dollars, except for earnings per share amounts)
(Unaudited)

-----------------------------------------------------------------------------------------------------------
                                                                 Notes            2002                2001
-----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
REVENUES                                                                      $ 1,459.2           $ 1,576.7

Operating expenses:
  Cost of sales                                                                 1,140.1             1,234.6
  Selling, general and administrative                                             129.4               122.9
  Depreciation and amortization                                                    82.9                82.8
-----------------------------------------------------------------------------------------------------------
                                                                                1,352.4             1,440.3
-----------------------------------------------------------------------------------------------------------
OPERATION INCOME                                                                  106.8               136.4

Financial expenses                                                                 45.5                54.3
-----------------------------------------------------------------------------------------------------------
Income before income taxes                                                         61.3                82.1

Income taxes                                                                       14.7                22.8
-----------------------------------------------------------------------------------------------------------
Income before minority interest                                                    46.6                59.3

Minority interest                                                                   0.6                 0.9
-----------------------------------------------------------------------------------------------------------
NET INCOME BEFORE GODDWILL AMORTIZATION                                            46.0                58.4

Goodwill amortization, net of income taxes                     2(a)                   -                15.9
-----------------------------------------------------------------------------------------------------------
NET INCOME                                                                    $    46.0           $    42.5

Net income available to holders of preferred shares                                 7.1                 3.2
-----------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                              $    38.9           $    39.3
===========================================================================================================
EARNINGS PER SHARE                                              7
  Basic                                                                       $    0.28           $    0.27
  Diluted                                                                     $    0.28           $    0.27
===========================================================================================================
Average number of equity shares outstanding (in millions)       7
  Basic                                                                           140.2               145.1
  Diluted                                                                         140.8               145.8
===========================================================================================================
RETAINED EARNINGS:
Balance, beginning of period                                                  $   721.8           $   870.3
  Net income                                                                       46.0                42.5
  Shares repurchased                                            6                  (1.4)              (17.1)
  Share issue expenses                                                                -                (3.0)
  Dividends:
    Equity shares                                                                 (16.8)              (14.3)
    Preferred shares                                                               (7.1)               (2.5)
-----------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                                        $   742.5           $   875.9
===========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Periods ended March 31
(In millions of US dollars)
(Unaudited)

-----------------------------------------------------------------------------------------------------------
                                                                 Notes            2002                2001
-----------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES:
  Net income                                                                    $  46.0             $  42.5
  Non-cash items in net income:
    Depreciation of property, plant and equipment                                  77.3                77.1
    Deferred income taxes                                                          12.3                14.9
    Amortization of goodwill and deferred charges                                   5.6                21.6
    Other                                                                           2.1                 2.7

  Changes in non-cash balances related to operations:
    Trade receivables                                                            (138.4)              (56.5)
    Inventories                                                                   (10.5)               (6.0)
    Trade payables and accrued liabilities                                            -              (215.2)
    Other current assets and liabilities                                          (10.5)               (4.3)
    Other non-current assets and liabilities                                      (10.9)              (30.3)
  ---------------------------------------------------------------------------------------------------------
    Cash used by operating activities                                             (27.0)             (153.5)

FINANCING ACTIVITIES:
  Net change in bank indebtedness                                                     -                (1.2)
  Net proceeds from issuance of equity shares                                       6.0                 2.6
  Repurchases of shares for cancellation                         6                 (3.5)              (40.4)
  Net proceeds from issuance of preferred shares                                      -               127.2
  Net issuance of long-term debt                                                   13.7               123.1
  Dividends on equity shares                                                      (16.8)              (14.3)
  Dividends on preferred shares                                                    (7.1)               (2.5)
  ---------------------------------------------------------------------------------------------------------
  Cash (used) provided from financing activities                                   (7.7)              194.5

INVESTING ACTIVITIES:
  Acquisitions of businesses, net of cash and cash equivalents   3                  3.9               (37.7)
  Additions to property, plant and equipment                                      (46.5)              (63.5)
  Net proceeds from disposal of other assets                                        0.5                 0.9
  ---------------------------------------------------------------------------------------------------------
  Cash used by investing activities                                               (42.1)             (100.3)

Effect of exchange rate changes on cash and cash equivalents                       (4.8)                8.6
-----------------------------------------------------------------------------------------------------------

Net decrease in cash and cash equivalents                                         (81.6)              (50.7)

Cash and cash equivalents, beginning of period                                     85.5                52.7
-----------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                                        $   3.9             $   2.0
===========================================================================================================

Supplemental cash flow information:

Interest paid                                                                   $  60.7             $  65.7
Income taxes paid                                                                  11.8                21.9
===========================================================================================================

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

(In millions of US dollars)

                                                                             MARCH 31            December 31           March 31
                                                                           (UNAUDITED)            (Audited)           (Unaudited)
---------------------------------------------------------------------------------------------------------------------------------
                                                           Notes                2002                 2001                 2001
---------------------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
    Cash and cash equivalents                                              $      3.9            $      85.5           $      2.0
    Trade receivables                                                           509.1                  366.6                639.9
    Receivables from related parties                                              0.5                    1.9                  3.9
    Inventories                                                                 387.8                  377.1                466.7
    Deferred income taxes                                                        58.0                   58.0                 58.1
    Prepaid expenses                                                             23.1                   24.1                 34.3
---------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                            982.4                  913.2              1,204.9

Property, plant and equipment, net                                            2,662.8                2,634.0              2,649.3
Goodwill                                                   2(a), 5            2,462.9                2,470.7              2,432.3
Other assets                                                                    130.7                  132.0                151.8
---------------------------------------------------------------------------------------------------------------------------------
Total assets                                                               $  6,238.8            $   6,149.9        $     6,438.3
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                      $      0.1            $       0.1           $      1.8
    Trade payables                                                              520.4                  462.9                442.6
    Accrued liabilities                                                         516.8                  561.2                475.2
    Income and other taxes payable                                               22.0                   26.5                 10.7
    Current portion of long-term debt and convertible notes                      50.2                   57.0                 84.7
---------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                     1,109.5                1,107.7              1,015.0

Long-term debt                                                                2,046.9                1,961.9              2,142.9
Other liabilities                                                               243.5                  245.6                274.1
Deferred income taxes                                                           254.7                  234.0                326.5
Convertible notes                                                               113.7                  113.3                106.1
Minority interest                                                                14.4                   14.2                 13.5

Shareholders' equity:
    Capital stock                                          6                  1,797.2                1,793.3              1,740.7
    Additional paid-in capital                                                  104.6                  104.6                104.6
    Retained earnings                                                           742.5                  721.8                875.9
    Translation adjustment                                                     (188.2)                (146.5)              (161.0)
    -----------------------------------------------------------------------------------------------------------------------------
                                                                              2,456.1                2,473.2              2,560.2
---------------------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                 $  6,238.8            $   6,149.9           $  6,438.3
=================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended March 31, 2002 and 2001
(Tabular amounts are expressed in millions of US dollars, except for earnings per share amounts)
(Unaudited)

1.   BASIS OF PRESENTATION
     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles. The same accounting policies as described in the Company's latest Annual Report have been used, with the exception of the new accounting changes described in note 2. However, these Consolidated Financial Statements do not include all disclosures required under generally accepted accounting principles and accordingly should be read in conjunction with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

2.   ACCOUNTING CHANGES
     The Company has changed certain accounting policies to comply with new standards.

     A) GOODWILL AND OTHER INTANGIBLE ASSETS
        In August 2001, the Canadian institute of Chartered Accountants ("CICA") issued Handbook Section 3062, GOODWILL AND OTHER INTANGIBLE ASSETS. Under Section 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of a reporting unit's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations.

        Intangible assets acquired in business combinations and intangible assets acquired individually or with a group of other assets, which have indefinite lives, are not amortized, and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value, and an impairment loss is recognized in income for the excess, if any. Intangible assets with definite useful lives are amortized over their useful life.

        The Company has adopted Section 3062 effective January 1, 2002. As of the date of adoption, the Company had unamortized goodwill of $2,470.7 million. In accordance with the requirements of Section 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $15.2 million (net of taxes of $1.3 million) for the three-month period ended March 31, 2002. The following summarizes the effect of the accounting change if it were applied retroactively:













---------------------------------------------------------------------------------------------------
                                                      THREE MONTHS ENDED         Three months ended
                                                        MARCH 31, 2002             March 31, 2001
---------------------------------------------------------------------------------------------------
Net income, as reported in the consolidated
  statements of income                                       $ 46.0                     $ 42.5
Goodwill amortization, net of taxes                               -                       15.9
---------------------------------------------------------------------------------------------------
Net income, adjusted:                                        $ 46.0                     $ 58.4

Earnings per share, adjusted:
  Basic                                                      $ 0.28                     $ 0.38
  Diluted                                                    $ 0.28                     $ 0.38
---------------------------------------------------------------------------------------------------

        The Company conducted the first step of the transitional goodwill impairment test as of the date of adoption and, based on this test, determined that there is no impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

B)   FOREIGN CURRENCY TRANSLATION
     In November 2001, the CICA approved the modification of Section 1650 of the CICA Handbook, FOREIGN CURRENCY TRANSLATION, to eliminate the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. In the first quarter of 2002, the Company adopted the new recommendations retroactively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheet and consolidated statements of income and retained earnings and cash flows as at March 31, 2002.

C)   STOCK-BASED COMPENSATION
     Effective January 1, 2002 the Company adopted the new recommendations of CICA Handbook Section 3870, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. These new recommendations require that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value. This Section also sets out a fair value based method of accounting for stock options issued to employees and applies to awards granted on or after January 1, 2002.

     The Company, as permitted by Section 3870, has chosen to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Any consideration paid by employees on exercise of stock options is credited to capital stock.

     The Company has not issued any stock options to participants in the first quarter of 2002. As a result, compensation cost and net income for the three-month period ended March 31, 2002 would not have been different had the Company applied the fair value based method of accounting for stock options.

3.   BUSINESS ACQUISITIONS

     In March 2002, the Company purchased all of the issued and outstanding shares of European Graphic Group S.A. ("E2G"), a subsidiary of Hachette Filipacchi Medias in France, for a cash consideration of $3.3 million and a purchase price balance amounting to $19.4 million. The purchase price will be adjusted by contingent consideration based on achieving a specific performance level over the next three years. E2G owns printing and bindery facilities in France and Belgium and a 50% ownership of Bayard Hachette Routage in France. This acquisition was accounted for using the purchase method and no goodwill resulted from the acquisition. Earnings are included in the consolidated statements of income since the date of acquisition. The allocation purchase price process was not completed as at March 31, 2002 and the amounts assigned to the assets and liabilities may be subsequently adjusted.

     During the quarter, the Company also acquired minority interests in North America for a cash consideration of $0.3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   RESTRUCTURING AND OTHER CHARGES
     As at January 1, 2002, the balance of the restructuring reserve was $107.5 million; this related to workforce costs resulting from planned closures and other headcount reductions in addition to other restructuring and exit costs. The Company utilized $18.5 million of the restructuring and other charges reserve during the period ended March 31, 2002.

5.   GOODWILL
     The changes in the carrying amount of goodwill for the three-month period ended March 31, 2002 are as follows:

------------------------------------------------------------------------------------------------------------------------------
                                                                      North                         Latin
                                                                     America           Europe      America            Total
------------------------------------------------------------------------------------------------------------------------------
Balance as at January 1, 2002                                       $2,181.5           $270.8       $18.4           $2,470.7

Goodwill acquired during the period                                      0.3                -           -                0.3

Foreign currency changes                                                   -              1.8        (9.9)              (8.1)
------------------------------------------------------------------------------------------------------------------------------
BALANCE AS AT MARCH 31, 2002                                        $2,181.8           $272.6       $ 8.5           $2,462.9
==============================================================================================================================

6.   CAPITAL STOCK
     During the period ended March 31, 2002, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2001, a total of 148,500 Subordinate Voting Shares for a net cash consideration of Cdn$5.2 million ($3.5 million).

7.   EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share:

                                                                                                           Three months
------------------------------------------------------------------------------------------------------------------------------
                                                                                                      2002               2001
------------------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                                                     $ 38.9            $ 39.3
------------------------------------------------------------------------------------------------------------------------------
(In millions)
Weighted average number of equity shares outstanding                                                  140.2             145.1

Effect of dilutive stock options                                                                        0.6               0.7
------------------------------------------------------------------------------------------------------------------------------
Weighted average number of diluted equity shares outstanding                                          140.8             145.8
==============================================================================================================================
Basic earnings per share                                                                             $ 0.28           $  0.27
Diluted earnings per share                                                                           $ 0.28           $  0.27
==============================================================================================================================

     Diluted earnings per share does not include the effects of the convertible notes as the effect of their inclusion is anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   SEGMENT DISCLOSURE
     The Company operates in the printing industry. Its business groups are located in three main segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:

--------------------------------------------------------------------------------------------------------------------------
                                      North                         Latin                           Inter-
                                      America        Europe        America          Other           Segment        Total
--------------------------------------------------------------------------------------------------------------------------
Three months ended March 31,
2002
REVENUES                             $1,201.0         $211.8         $46.7         $   -            $(0.3)        $1,459.2
OPERATING INCOME                        107.5            5.3           2.3          (8.3)               -            106.8

2001
Revenues                             $1,315.6         $227.1         $34.2         $   -            $(0.2)        $1,576.7
Operating income                        125.0           12.8           1.9          (3.3)               -            136.4
--------------------------------------------------------------------------------------------------------------------------

[GRAPHIC HERE]

                               Operating Margins
                               -----------------
                                 (Three Months)

1999    6.2%               2000    8.5%
2001    8.7%               2002    7.3%


[GRAPHIC HERE]

                    Net Income ($ Millions) - Diluted EPS ($)
                    -----------------------------------------
                                 (Three Months)

                          Net Income          Diluted EPS

1999                         $23.2                $0.18
2000                         $37.6                $0.24
2001                         $42.5                $0.27
2002                         $46.0                $0.28

                              [Quebecor World logo]

                           QUEBECOR WORLD HEAD OFFICE
            612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
            Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                             www.quebecorworld.com

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                            QUEBECOR WORLD INC.


                            By:     /s/ Michael Young
                                ------------------------
                            Name:   Michael Young
                            Title:  Senior Vice President,
                                    Financial Operations and Control



Date: May 22, 2002